Exhibit 99.1

LUMIRADX LIMITED
Unaudited Consolidated Statement of Profit and Loss and Comprehensive Loss

		SIX MONTHS ENDED JUNE 30, 2021	SIX MONTHS ENDED JUNE 30, 2022
	Note	(in thousands, except share and per share data)
Revenue		$194,094	$171,138
Cost of sales		(135,914)	(116,275)

Gross Profit		58,180	54,863
Research and development expenses		(61,003)	(88,769)
Selling, marketing and administrative expenses		(64,998)	(78,001)

Operating Loss		(67,821)	(111,907)
Finance income	5	5,041	5,139
Finance expense	5	(131,623)	(95,315)

Net finance expense		(126,582)	(90,176)
Loss before Tax		(194,403)	(202,083)
Tax expense for the period	6	(1,557)	(1,485)

Loss for the period		$(195,960)	$(203,568)

Loss attributable to non-controlling interest		322	139

Net loss attributable to equity holders of parent—basic and diluted		$(196,282)	$(203,707)

Net loss per share attributable to equity holders of parent—basic and diluted	7	$(1.48)	$(0.80)
Weighted-average number of shares used in loss per share—basic and diluted	7	132,204,201	253,945,274

Other Comprehensive Loss:
Items that may be reclassified subsequently to profit or loss
Foreign currency translation differences - foreign operations		399	34,959

Total comprehensive loss for the period		$(195,561)	$(168,609)

Total comprehensive loss attributable to:
Equity holders of the parent		(195,883)	(168,748)
Non-controlling interest		322	139

Total		$(195,561)	$(168,609)

The accompanying notes are an integral part of these financial statements.

LUMIRADX LIMITED
Unaudited Consolidated Statement of Financial Position

		AS OF DECEMBER 31, 2021	AS OF JUNE 30, 2022
	Note	(in thousands)
ASSETS
Non–Current Assets
Other non-current assets		$569	$510
Intangibles and goodwill	8	37,048	33,088
Right-of-use assets	20	27,746	24,103
Property, plant and equipment	9	173,397	160,974

Total Non-Current Assets		238,760	218,675

Current Assets
Inventories	10	149,055	169,557
Tax receivable	6	15,022	15,540
Trade and other receivables	11	109,798	64,117
Cash and cash equivalents		132,145	106,450

Total Current Assets		406,020	355,664

TOTAL ASSETS		$644,780	$574,339

LIABILITIES AND EQUITY
Liabilities
Non-Current Liabilities
Debt due after more than one year	15	$(301,129)	$(358,747)
Other long-term liabilities	1 8	—	(43,112)
Lease liabilities		(25,514)	(22,230)
Stock warrants		(10,407)	(5,462)
Deferred tax liabilities		(779)	(537)

Total Non-Current Liabilities		(337,829)	(430,088)

Current Liabilities
Debt due within one year	15	(191)	(118)
Government and other grants	18	(38,941)	(32,216)
Trade and other payables	17	(99,641)	(89,927)
Lease liabilities due within one year		(5,582)	(6,495)

Total Current Liabilities		(144,355)	(128,756)
Equity
Share capital and share premium	12	(754,023)	(758,114)
Foreign currency translation reserve		19,706	(15,253)
Other reserves	12	(104,957)	(104,957)
Accumulated deficit		676,223	862,513

Total equity attributable to equity holders of the parent		(163,051)	(15,811)

Non-controlling interests		455	316

Total Equity		(162,596)	(15,495)

TOTAL EQUITY AND LIABILITIES		$(644,780)	$(574,339)

The accompanying notes are an integral part of these financial statements.

LUMIRADX LIMITED
Unaudited Consolidated Statement of Changes in Equity

	SHARE CAPITAL	SHARE PREMIUM	TRANSLATION RESERVES	OTHER RESERVES	ACCUMULATED DEFICIT	TOTAL	NON- CONTROLLING INTEREST	TOTAL EQUITY
	(in thousands)
Six months ended June 30, 2021
Balance at January 1, 2021	$—	$152,732	$(19,905)	$99,821	$(607,657)	$(375,009)	$(207)	$(375,216)
Loss for the period	—	—	—	—	(196,282)	(196,282)	322	(195,960)
Other comprehensive loss
Currency translation differences	—	—	399	—	—	399	—	399

Total comprehensive loss for the period	—	—	399	—	(196,282)	(195,883)	322	(195,561)

Equity compensation plans	—	—	—	—	25,281	25,281	—	25,281
Issue of other equity instruments	—	(1,968)	—	—	—	(1,968)	—	(1,968)

Transaction with owners, recognized directly in equity	—	(1,968)	—	—	25,281	23,313	—	23,313
Changes in non-controlling interests	—	—	—	—	(422)	(422)	422	—

Balance at June 30, 2021	$—	$150,764	$(19,506)	$99,821	$(779,080)	$(548,001)	$537	$(547,464)

Six months ended June 30, 2022
Balance at January 1, 2022	$—	$754,023	$(19,706)	$104,957	$(676,223)	$163,051	$(455)	$162,596
Loss for the period	—	—	—	—	(203,707)	(203,707)	139	(203,568)
Other comprehensive loss
Currency translation differences	—	—	34,959	—	—	34,959	—	34,959

Total comprehensive loss for the period	—	—	34,959	—	(203,707)	(168,748)	139	(168,609)

Equity compensation plans	—	—	—	—	17,417	17,417	—	17,417
Shares issued on exercise of share options	—	4,091	—	—	—	4,091	—	4,091

Transaction with owners, recognized directly in equity	—	4,091	—	—	17,417	21,508	—	21,508
Changes in non-controlling interests	—	—	—	—	—	—	—	—

Balance at June 30, 2022	$—	$758,114	$15,253	$104,957	$(862,513)	$15,811	$(316)	$15,495

The accompanying notes are an integral part of these financial statements.

LUMIRADX LIMITED
Unaudited Consolidated Statement of Cash Flows

		SIX MONTHS ENDED JUNE 30, 2021	SIX MONTHS ENDED JUNE 30, 2022
	Note	(in thousands)
Cash Flows from Operating Activities
Loss for the period		$(195,960)	$(203,568)
Adjustments to reconcile loss for the period to net cash used in operating activities:
Depreciation	9	7,539	15,424
Amortization	8	1,168	1,023
Net finance expenses	5	116,059	89,637
Equity based share based payment transactions	13	25,281	17,417
Increase in tax receivable		(1,373)	(2,035)
Accrued preferred shares dividends	14	10,711	—
Changes to working capital:
Inventories		(88,807)	(32,292)
Trade and other receivables		53,619	43,171
Trade payables and other liabilities		13,863	(13,217)

Net Cash used in Operating Activities		(57,900)	(84,440)

Cash Flows from Investing Activities
Purchases of property, plant, equipment	9	(61,741)	(16,727)
Cash paid for business acquisitions, net of cash received		(1,968)	—

Net Cash used in Investing Activities		(63,709)	(16,727)

Cash Flows from Financing Activities
Proceeds from debt issuance, net of issuance costs	15	361,729	—
Proceeds from issuance of convertible notes, net of issuance costs	15	—	54,009
Proceeds from instrument financing agreement	18	—	41,500
Shares issued on the exercise of share options	13	—	4,091
Repayment of principal portion of lease liabilities	20	(2,258)	(2,976)
Cash interest paid, net of interest received	5	(14,627)	(12,251)
Early extinguishment of debt	15	(2,350)	—
Repayments of debt	15	(140,220)	(119)

Net Cash generated from Financing Activities		202,274	84,254

Net (Decrease) / Increase in Cash and Cash Equivalents		80,665	(16,913)

Movement in Cash and Cash Equivalents
Cash and cash equivalents at the beginning of the perio d		161,172	132,145
Exchange loss on cash and cash equivalents		4,618	(8,782)
Net Increase / (decrease) in cash and cash equivalents		80,665	(16,913)

Cash and Cash Equivalents at the end of the period		$246,455	$106,450

The accompanying notes are an integral part of these financial statements.

LUMIRADX LIMITED
UNAUDITED NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data)

1. GENERAL INFORMATION
These unaudited consolidated financial statements are the interim financial statements of
 LumiraDx Limited
(“the Company”) and its subsidiaries (“the Group”), for the six-month period ended June 30, 2022 (“the Interim Financial Statements”).
The Company is an exempted company limited by shares incorporated in the Cayman Islands (registered number 314391) with registered offices situated at the offices of Ocorian Trust (Cayman) Limited, PO Box 1350, Windward 3, Regatta Office Park,, Grand Cayman
KY1-1108
.

On April 6, 2021, the Company entered into an initial business combination agreement (“the Merger”) with CA HealthcareAcquisition Corp. (“CAH”), a publicly held special purpose acquisition company. The shareholders of CAH agreed to exchange their interests for new common shares in the share capital of the Company. The Merger completed on September 28, 2021 (the “acquisition date”). At the acquisition date, the Company became the ultimate legal parent of CAH. The Company’s common shares are traded on the NASDAQ Global Market under the ticker symbol LMDX and its warrants are traded under LMDXW. The Company’s A Ordinary shares are not publicly traded.
2. BASIS OF PREPARTION OF FINANCIAL STATEMENTS
The principal accounting policies applied in the preparation of these Interim Financial Statements are set out below. These policies have been consistently applied, unless otherwise stated.
The Interim Financial Statements of LumiraDx Limited have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These Interim Financial Statements were authorized for issue by the Board on September 13, 2022.
The Interim Financial Statements have been prepared under the historical cost convention and in accordance with IAS 34 “Interim Financial Reporting.” However, they do not include all of the notes that would be required in a complete set of financial statements. Thus, this interim financial report should be read in conjunction with the consolidated financial statements for the year ended December 31, 2021, included in the Company’s Annual Report on Form 20-F, which was filed with the U.S. Securities and Exchange Commission on April 13, 2022 (the “Annual Report”).
The preparation of Interim Financial Statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated Financial Statements, are disclosed in
Note 3
of the Annual Report.
LumiraDx Limited was incorporated on August 24, 2016. On September 29, 2016, the Company acquired all of the outstanding shares of LumiraDx Holdings Limited in a share for share exchange. LumiraDx Holdings Limited was incorporated on September 1, 2014. The consolidated Financial Statements of LumiraDx Limited have been prepared as if the share exchange had occurred on September 1, 2014 to reflect the continuous operations of the Company.
Going concern
During the
six months
ended June 30, 2022
,
the Group incurred a loss of $203,568, and operating cash outflows of $84,440. As of
June 30, 2022
, the Group had net assets of $15,495. The Group has financed its operations principally through issuances of debt and equity securities, and the Group requires ongoing additional funding to continue to develop its commercial operations and research and development projects for future products.
The financial statements have been prepared on a going concern basis which the directors consider to be appropriate for the following reasons.
The directors have prepared cash flow forecasts for a period of at least 12 months from the date of approval of these financial statements which indicate that the Group will have sufficient funds to meet their liabilities as they fall due for that period (the going concern period).
The Group has minimum committed expenses including payroll for current employees, lease and other contractual commitments and interest payments on debt obligations of approximately $13,000 per month; however, the Group will be required to spend considerably more in order to continue to execute on its entire strategic business plan.

LUMIRADX LIMITED
UNAUDITED NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data)

In

March
2022
,
the
Company
entered into privately negotiated subscription agreements with certain investors wherein the
Company
sold and investors purchased $
56.5
million of Convertible Senior Subordinated Notes due 2027.
 The notes bear annual interest of
6
%,
payable semi-annually in arrears starting September 1, 2022
. The notes mature on
March 1, 2027
and are convertible at the holder’s option at an initial conversion rate of approximately $
9.22
per share.
In April 2022, the Company consummated the first closing of a private
placement offering pursuant to which it received an initial investment of $26.1 million in cash and entered into a royalty agreement (the “Instrument Financing Agreement”) with USB Focus Fund LumiraDx 2A, LLC, USB Focus Fund LumiraDx 2B, LLC and certain other related investors (collectively, the “Investors”), and Pear Tree Partners, L.P. The terms of the Instrument Financing Agreement provide that the Investors may invest up to an aggregate maximum amount of $50 million in the Company, or such higher amount as agreed to by the Company and the Investors (the “Invested Amount”), in one or more closings, in order to fund the purchase of additional LumiraDx instruments, allowing the Company to further expand instrument placements. In consideration of such investment, the Company has agreed to pay to the Investors on a semi-annual basis and over a three-year period (subject to extension in certain events), a payment that is equal to 20% of the total gross amount invoiced by the Group in respect of sales of test strips for use in such funded LumiraDx instruments which are allocated to the Invested Amount by the Company in accordance with the terms of the Instrument Financing Agreement (the “Instrument Financing Payments”). In June 2022 the Company closed an additional $15.4 million investment with the Investors.
The 2021 Senior Secured Loan matures in March 2024 and contains customary covenants including achieving certain revenue levels for the years ending December 31, 2021, 2022 and 2023 and maintaining minimum liquidity levels. The Group met the 2021 revenue covenant and has met the minimum liquidity levels. For the 2022 revenue covenant and quarterly liquidity levels, the Group’s short-term revenue prospects and liquidity levels will vary with the amount of demand for its
SARS-CoV-2
products. While the directors believe that the Group’s
SARS-CoV-2
products will continue to remain in high demand as
COVID-19
vaccines are available, the continued efficacy of such vaccines or the mitigation of the
COVID-19
pandemic earlier than expected for any other reason could negatively impact demand for the Group’s Platform and sales of its Instrument, test strips and other products. In addition, competitors may produce more accurate tests or tests which receive more favorable demand, both of which may impact the Group’s revenue streams and ability to meet the covenants.
On June 17, 2022, the Group entered into a second amendment to the 2021 Senior Secured Loan, to provide for, among other things, immediate revisions to the minimum net sales and the minimum liquidity covenants (the “Amendment”). In July 2022 the Group entered into a third amendment which reduced the definition of Qualifying Financing to be at least $100.0 million (or its equivalent in another currency or currencies).
In July, the Company closed a registered public stock offering. The gross proceeds from the offering were
$75
million. In addition to the shares sold in the public offering, the Company also sold additional common shares to raise gross proceeds of
$25.0
million in a concurrent private placement to one of its existing investors, the Bill & Melinda Gates Foundation. The underwriters of the registered public offering had a
30-day
option to purchase additional common shares at the public offering price and purchased
 $7
million of common shares in August. In total, the Company received aggregate net proceeds of approximately
 $100
million, after fees and commissions, from the registered public offering and the concurrent private placement.
The directors believe that, if necessary, they will be able to obtain waivers of covenant violations or restructure the existing obligations, although there are no guarantees that these will be achieved. The directors believe the Group and company will be able to meet their liabilities as they fall due for the going concern period and have therefore prepared the financial statements on a going concern basis.
However, these circumstances represent a material uncertainty that may cast significant doubt on the Group’s and the Company’s ability to continue as a going concern and therefore, to continue realizing their assets and discharging their liabilities in the normal course of business. The financial statements do not include any adjustments that would result from the basis of preparation being inappropriate.
Significant Accounting Policies
The accounting policies applied to these Interim Financial Statements are the same as those applied in the Group’s Consolidated Financial Statements as of and for the year ended December 31, 2021, as presented in the Annual Report.

LUMIRADX LIMITED
UNAUDITED NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data)

Management judgements and estimates
The preparation of the Interim Financial Statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of revenues, expenses, assets, liabilities and related disclosures. If in the future such estimates and assumptions, which are based on management’s best judgement at the date of the Interim Financial Statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change. The significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty are the same as those applied in the Group’s Consolidated Financial Statements as of and for the year ended December 31, 2021, as presented in the Annual Report.
Adoption of New Accounting Standards
There have been no recent new accounting standards that have had an impact on the Interim Financial Statements. New accounting standards not listed below were assessed and determined to be either not applicable or did not have a material impact on the Interim Financial Statements or processes.

3. REVENUE
Disaggregation of Revenue

	SIX MONTHS ENDED JUNE 30,
	2021			2022
REVENUE STREAM	REVENUE FROM CONTRACTS WITH CUSTOMERS	REVENUE FROM OTHER SOURCES	TOTAL	REVENUE FROM CONTRACTS WITH CUSTOMERS	REVENUE FROM OTHER SOURCES	TOTAL
Total Revenue	$193,631	$463	$194,094	$170,807	$331	$171,138

Revenue from diagnostic products is recognized at the time the performance obligations are met. Service revenue is recognized over the contractual term. Revenue from other sources represents lease revenue on instruments.
Contract Balances
Service revenue is typically billed in advance giving rise to a contract liability balance. The deferred balance as of June 30, 2022, and December 31, 2021, is $1,309 and $1,517, respectively. As the Company generally recognizes revenue as goods are sold for product revenue, the Company does not have other material contract asset or liability balances as of June 30, 2022.

	DEFERRED REVENUE
	YEAR ENDED DECEMBER 31, 2021	SIX MONTHS ENDED JUNE 30, 2022
Balance at start of the period	$1,760	$1,517
Recognized revenue from prior years’ invoicing	(1,760)	(1,143)
Amounts invoiced to be recognized over time	4,149	1,373
Recognized revenue from current year invoicing	(2,703)	(326)
Foreign exchange impact	71	(112)

Balance at end of the period	$1,517	$1,309

Remaining performance obligations in (partially) unsatisfied long-term contracts:
Remaining performance obligations in (partially) unsatisfied long-term contracts are included in deferred revenue. For contracts that have an original duration of one year or less, the Group has elected the practical expedient to not disclose the transaction price for remaining performance obligations at the end of each reporting period and at which point in time the Company expects to recognize these sales.

LUMIRADX LIMITED
UNAUDITED NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data)

4. SEGMENTS
Basis for segmentation:
The CEO is the Group’s chief operating decision maker (“CODM”). The regular internal reporting to the CEO, which fulfils the criteria to constitute a segment, is done for the Group as a whole, and therefore the total Group is the company’s only segment.
Revenue from external customers by country, based on the location of the customer is as follows:

	SIX MONTHS ENDED JUNE 30,
ANALYSIS OF REVENUE BY COUNTRY:	2021	2022
United States	$110,109	$101,178
Italy	27,270	31,800
United Kingdom	36,499	17,552
Germany	3,266	6,533
Colombia	6,198	5,611
Sweden	3,260	3,233
Brazil	1,337	1,409
Switzerland	801	1,053
Japan	1,789	1,038
Spain	—	609
Austria	1,260	467
Netherlands	1,495	161
Denmark	577	9
Other	233	485

Total revenue	$194,094	$171,138

Non-current
assets by country are as follows:

ANALYSIS OF NON-CURRENT ASSETS BY COUNTRY:	AS OF DECEMBER 31, 2021	AS OF JUNE 30, 2022
United Kingdom	$199,312	$179,232
United States	22,537	22,900
Italy	10,600	9,796
Colombia	3,780	3,602
Other	2,531	3,145

Total	$238,760	$218,675

LUMIRADX LIMITED
UNAUDITED NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data)

5. FINANCE INCOME AND FINANCE EXPENSE

	SIX MONTHS ENDED JUNE 30,
	2021	2022
Change in fair value of stock warrants	$—	$4,945
Interest income	30	6
Foreign exchange gain	4,828	—
Other	183	188

Finance income	$5,041	$5,139

Interest expense (cash)	$(14,657)	$(12,257)
Interest expense (non-cash)	(38,446)	(3,669)
Lease liability interest expense (Note 20)	(1,001)	(1,640)
Foreign exchange loss	—	(74,721)
Financing fees	—	(1,416)
Accretion of instrument financing (Note 18)	—	(1,612)
Dividend on preferred shares (Note 14)	(10,711)	—
Debt extinguishment fee (cash)	(2,350)	—
Debt extinguishment fee (non-cash)	(4,206)	—
Change in fair value of 2020 convertible notes (Note 15)	(27,255)	—
Change in fair value of Series B preferred shares (Note 14)	(32,997)	—

Finance expense	$(131,623)	$(95,315)

6. INCOME TAXES

	SIX MONTHS ENDED JUNE 30,
TAX CREDIT FOR THE PERIOD	2021	2022
Current income credit / (tax)
- Current year	$(2,726)	$(1,485)
- Prior years	—	—

Total current income credit / (tax)	(2,726)	(1,485)
Deferred income tax credit
- Current year	1,169	—
- Prior years	—	—

Total deferred income credit	1,169	—
Total income tax credit/(expense)	$(1,557)	$(1,485)

In 2021, the group transitioned from the small company scheme to the research and development expenditure credit scheme (“RDEC”), see
Note 18
.
Reconciliation of effective tax rate:

	SIX MONTHS ENDED JUNE 30,
	2021	2022
Loss for the period before taxation	$194,403	$202,083

Tax benefit at standard U.K. rate at 19%	36,937	38,396
Difference in overseas tax rates	122	402
Expenses not deductible for tax purposes	(4,161)	—
Tax losses for which no deferred tax asset was recognized	(29,652)	(36,974)
Share-based payment (not deductible for tax purposes)	(4,803)	(3,309)

Income tax credit/(expense)	$(1,557)	$(1,485)

Effective tax rate	-1%	-1%

LUMIRADX LIMITED
UNAUDITED NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data)

In

the March 3, 2021 U.K. budget, it was announced that the U.K. tax rate will increase to
25
% from April 1, 2023. This will not have a consequential effect on the Group’s recognized deferred taxes, however the Group has substantial unrecognized U.K. net operating losses.
7. EARNINGS PER SHARE
The calculation of basic and diluted earnings per share has been calculated by dividing the loss for the period attributable to shareholders of $203,707 (2021: $196,282), by the weighted average number of shares outstanding of
253,945,274 (2021: 132,204,201) during the six months ended June 30, 2022:

	SIX MONTHS ENDED JUNE 30,
Loss attributable to shareholders:	2021		2022
	BASIC	DILUTED	BASIC	DILUTED
Loss attributable to equity holders of the parent	$(196,282)	$(196,282)	$(203,707)	$(203,707)
Loss attributable to shareholders	(196,282)	(196,282)	(203,707)	(203,707)

Weighted-average number of shares:
	BASIC	DILUTED	BASIC	DILUTED
Issued shares at January 1	132,204,201	132,204,201	252,804,218	252,804,218
Effect of shares issued	—	—	1,141,056	1,141,056
Weighted-average number of shares	132,204,201	132,204,201	253,945,274	253,945,274

Loss per share:
	BASIC	DILUTED	BASIC	DILUTED
Loss per share	$(1.48)	$(1.48)	$(0.80)	$(0.80)

On February 1, 2021 the Board of Directors of the Company approved a stock split of the issued and outstanding A Ordinary and common shares of the Company on a 220 for 1 basis.
In accordance with IAS 33, the earnings per share calculations have been presented for the stock split retrospectively. In connection with the Merger, in order to achieve an exchange ratio of one LMDX common share for each CAH share, the Company effected a subdivision, immediately prior to the Merger, of all issued, and authorized but unissued, LMDX
A Ordinary
shares and LMDX common shares at a ratio of 1.60806264:1. The denominator has been calculated to reflect the share splits.
The Company’s potentially dilutive securities, which include stock options, convertible preferred shares, convertible notes and warrants, have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted-average number of A Ordinary and common shares outstanding used to calculate both basic and diluted net loss per share attributable to A Ordinary and common shareholders is the same. The Company excluded the following potential A Ordinary shares and common shares, presented based on amounts outstanding at each period end, from the computation of diluted net loss per share attributable to ordinary shareholders and common shareholders for the periods indicated because including them would have had an anti-dilutive effect:

	SIX MONTHS ENDED JUNE 30,
	2021	2022
Convertible preferred shares (as converted to A Ordinary shares)	75,253,881	—
Convertible preferred shares (as converted to common shares)	12,543,492	—
Options to purchase A Ordinary shares	90,723,163	79,181,915
Options to purchase common shares	—	14,349,147
Convertible Debt (as converted to common shares)	27,390,667	—
Warrants to purchase A Ordinary shares	5,430,781	5,373,170
Warrants to purchase common shares	6,342,403	7,828,251

	217,684,387	106,732,483

LUMIRADX LIMITED
UNAUDITED NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data)

8. GOODWILL AND INTANGIBLE ASSETS

	GOODWILL	PATENTS	CUSTOMER INTANGIBLES	SUPPLIER RELATIONSHIPS	TECHNOLOGY AND SOFTWARE	TOTAL
Cost
At January 1, 2020	$15,391	$18,122	$8,731	$2,856	$11,177	$56,277
Exchange differences	600	549	408	—	156	1,713

At December 31, 2020	15,991	18,671	9,139	2,856	11,333	57,990

Amortization
At January 1, 2020	—	2,710	4,034	1,043	6,957	14,744
Charge for the period	—	831	951	286	319	2,387
Exchange differences	—	54	62	—	20	136

At December 31, 2020	—	3,595	5,047	1,329	7,296	17,267
Net Book Value
At December 31, 2020	$15,991	$15,076	$4,092	$1,527	$4,037	$40,723
Cost
At January 1, 2021	$15,991	$18,671	$9,139	$2,856	$11,333	$57,990
Exchange differences	(385)	(178)	(278)	—	(48)	(889)

At December 31, 2021	15,606	18,493	8,861	2,856	11,285	57,101

Amortization
At January 1, 2021	—	3,595	5,047	1,329	7,296	17,267
Charge for the period	—	890	1,317	286	334	2,827
Exchange differences	—	(16)	(21)	—	(4)	(41)

At December 31, 2021	—	4,469	6,343	1,615	7,626	20,053
Net Book Value
At December 31, 2021	$15,606	$14,024	$2,518	$1,241	$3,659	$37,048
Cost
At January 1, 2022	$15,606	$18,493	$8,861	$2,856	$11,285	$57,101
Exchange differences	(998)	(1,410)	(200)	—	(367)	(2,975)

At June 30, 2022	14,608	17,083	8,661	2,856	10,918	54,126

Amortization
At January 1, 2022	—	4,469	6,343	1,615	7,626	20,053
Charge for the period	—	414	308	144	157	1,023
Exchange differences	—	(19)	(12)	—	(7)	(38)

At June 30, 2022	—	4,864	6,639	1,759	7,776	21,038
Net Book Value
At June 30, 2022	$14,608	$12,219	$2,022	$1,097	$3,142	$33,088
For

the six months ended June 30, 2022, and 2021, amortization of $
942
and $
1,080
, respectively, has been charged to
Selling
,
marketing,
and administrative expenses. For the six months ended June 30, 2022, and 2021, amortization of $
81
and $
88
, respectively, has been charged to Research and development expenses.

F-1
1

LUMIRADX LIMITED
UNAUDITED NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data)

9. PROPERTY, PLANT AND EQUIPMENT

	LAND AND BUILDINGS	FIXTURES AND FITTINGS	PLANT AND EQUIPMENT	UNDER CONSTRUCTION	TOTAL
Cost

At January 1, 2020	$3,054	$3,115	$17,287	$10,432	$33,888

Additions	3,686	1,115	25,831	33,749	64,381
Transfers	—	(22)	22	—	—
Disposals	—	(126)	(137)	(406)	(669)
Exchange differences	366	64	1,799	2,090	4,319

At December 31, 2020	7,106	4,146	44,802	45,865	101,919

Accumulated Depreciation
At January 1, 2020	1,067	2,014	5,666	—	8,747

Charge for the period	841	618	4,258	—	5,717
Transfers	—	(1)	1	—	—
Disposals	—	(47)	(135)	—	(182)
Exchange differences	151	52	352	—	555

At December 31, 2020	2,059	2,636	10,142	—	14,837

Carrying Amount
At December 31, 2020	$5,047	$1,510	$34,660	$45,865	$87,082
Cost

At January 1, 2021	$7,106	$4,146	$44,802	$45,865	$101,919

Additions	28,047	4,144	72,186	1,969	106,346
Transfers	—	2,137	(2,137)	—	—
Disposals	(67)	(452)	(91)	—	(610)
Exchange differences	(562)	(322)	(2,084)	(574)	(3,542)

At December 31, 2021	34,524	9,653	112,676	47,260	204,113

Accumulated Depreciation
At January 1, 2021	2,059	2,636	10,142	—	14,837

Charge for the period	2,773	2,204	12,298	—	17,275
Transfers	—	1,686	(1,686)	—	—
Disposals	(21)	(366)	(91)	—	(478)
Exchange differences	(106)	(223)	(589)	—	(918)

At December 31, 2021	4,705	5,937	20,074	—	30,716

Carrying Amount
At December 31, 2021	$29,819	$3,716	$92,602	$47,260	$173,397
Cost

At January 1, 2022	$34,524	$9,653	$112,676	$47,260	$204,113

Additions	1,781	1,277	7,532	6,137	16,727
Transfers	—	—	—	—	—
Disposals	—	(171)	(515)	—	(686)
Exchange differences	(3,340)	(631)	(10,555)	(5,133)	(19,659)

At June 30, 2022	32,965	10,128	109,138	48,264	200,495

Accumulated Depreciation
At January 1, 2022	4,705	5,937	20,074	—	30,716

Charge for the period	2,200	855	9,577	—	12,632
Transfers	—	—	—	—	—
Disposals	—	(112)	(504)	—	(616)
Exchange differences	(546)	(345)	(2,320)	—	(3,211)

At June 30, 2022	6,359	6,335	26,827	—	39,521

Carrying Amount
At June 30, 2022	$26,606	$3,793	$82,311	$48,264	$160,974
For the
six
months ended June 30, 2022, and 2021, depreciation expense of $4,811 and $1,282, respectively has been charged to Research and development expenses and $7,821 and $3,915, has been charged to Selling, marketing and administrative expenses.
Assets under construction are comprised of manufacturing equipment to be placed in service in the following year. Commitments related to property, plant and equipment are referenced in
Note 19.

LUMIRADX LIMITED
UNAUDITED NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data)

10. INVENTORY

	AS OF DECEMBER 31, 2021	AS OF JUNE 30, 2022
Finished goods	$62,410	$105,539
Raw m aterials	80,606	61,866
WIP	6,039	2,152

Total Inventory	$149,055	$169,557

The increase in inventory for the six months ended June 30, 2022 is a result of the building of inventory to meet the continued growth in product demand that has occurred since commercialization of
COVID-19
products.
11. TRADE AND OTHER RECEIVABLES

	AS OF DECEMBER 31, 2021	AS OF JUNE 30, 2022
Trade receivables	$75,207	$33,408
Reserves on trade receivables	(1,681)	(5,753)
Prepaids	20,349	19,773
Other receivables	9,408	10,343
VAT receivable	6,515	6,346

Total trade and other receivables	$109,798	$64,117

12. SHARE CAPITAL, PREMIUM AND OTHER RESERVES
Share capital and share premium
LumiraDx Limited was incorporated on August 24, 2016 with an authorized share capital of 5,000,000 A Ordinary Shares of par value $0.001 each and 5,000,000 Common Shares of par value $0.001 each. On September 29, 2016, the Company acquired 100% of the issued share capital of LumiraDx Holdings Limited following the agreement of an Exchange Offer, which was effective from September 28, 2016. LumiraDx Limited acquired all shares in LumiraDx Holdings Limited, and in exchange LumiraDx Limited issued to the shareholders of LumiraDx Holdings Limited a corresponding number of shares on a share-for-share
basis.

SHARES AUTHORIZED, FULLY PAID AND ALLOCATED	A ORDINARY SHARES	A ORDINARY SHARES	COMMON SHARES	COMMON SHARES
	FOR THE YEAR ENDED DECEMBER 31, 2021	FOR THE SIX MONTHS ENDED JUNE 30, 2022	FOR THE YEAR ENDED DECEMBER 31, 2021	FOR THE SIX MONTHS ENDED JUNE 30, 2022
In issue at start of period	373,697	207,562,080	—	45,241,766
February Subdivision (220:1)	81,839,643	—	—	—
Issued for cash	104,200	2,159,353	—	255,535
Issued in other transactions	—	—	5,307,607	—
Conversion of A Ordinary Shares to Common Shares	—	(37,090,189)	—	37,090,189
Merger Subdivision at the LMDX Conversion Factor (1.60806264:1)	78,446,580	—	4,796,852	—
Shares issued upon conversion of financial instruments	46,797,960	—	35,137,307	—

In issue at end of period - fully paid and allocated	207,562,080	172,631,244	45,241,766	82,587,490

On February 1, 2021 the Board of Directors of the Company approved a stock split of the issued and outstanding A Ordinary and common shares of the Company on a 220 for 1 basis.
In connection with the Merger, in order to achieve an exchange ratio of one LMDX common share for each CAH share, the Company effected a subdivision, immediately prior to the Merger, of all issued, and authorized but unissued, LMDX
A Ordinary
shares and LMDX common shares at a ratio o
f
1.60806264
:1.
During September 2021, the Company completed its Merger and all outstanding convertible instruments at the time of the Merger converted into A ordinary and common shares.

F-1
3

LUMIRADX LIMITED
UNAUDITED NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data)

13. SHARE BASED
PA
YMENTS
Share options are granted to directors, employees and certain service providers. The share options have a vesting period of
1-
4
years with shares being exercisable pro rata per year from the date of issue. All share options granted have a contractual life of 10 years from the date of grant. Share options are settled in equity.
For the employee based share options, if the owner of the share option ceases to be employed by the Company, in most cases the option lapses within a short period of departure of such employee. 7,324,674 share options have been forfeited to date. Management has not anticipated any stock options to be forfeited due to termination of employment prior to the assumed exercise date.
Movements on number of share options and their related exercise price are as follows:

	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE
Outstanding at January 1, 2020	54,198,851	$1.67

Granted	3,073,940	9.39
Exercised	(15,920)	(2.56)
Forfeited	(44,221)	(3.81)

Outstanding at December 31, 2020	57,212,650	2.09

Granted	26,557,293	16.45
Exercised	(104,200)	(1.00)
Forfeited	(92,112)	(9.72)

Outstanding at December 31, 2021	83,573,631	6.72

Granted	12,570,722	8.13
Exercised	(2,062,453)	1.40
Forfeited	(550,837)	6.33

Outstanding at June 30, 2022	93,531,063	6.88

Exercisable at December 31, 2020	45,770,544	1.44

Exercisable at December 31, 2021	66,322,324	$5.28

Exercisable at June 30, 2022	66,463,722	$5.30

On February 1, 2021 the Board of Directors of the Company approved a stock split of the issued and outstanding A Ordinary and common shares of the Company on a 220 for 1 basis. In connection with the Merger, in order to achieve an exchange ratio of one LMDX common share for each CAH share, the Company effected a subdivision, immediately prior to the Merger, of all issued, and authorized but unissued, LMDX A Ordinary shares and LMDX common shares at a ratio of 1.60806264:1.
On January 15, 2021, the Company granted “founder options” over
A
O
rdinary shares to each of the three Founder Directors. Each Founder Director was granted a fully vested option over 5,235,851
A
O
rdinary shares. On April 15, 2021, the Company granted each Founder Director a further option over 2,819,577
A
O
rdinary shares. These options will vest over a two year period subject to the satisfaction of performance conditions. In each instance, the exercise price of these options is equal an exercise price per ordinary share of $17.05.
For the six months ended June 30, 2022, 2,062,453 options were exercised at a weighted average exercise price of $1.40. The options outstanding at June 30, 2022 have an exercise price in the range of $0.20 to $17.05 and a weighted average contractual life of 6.57 years.
Share based compensation expense of $4,804 and $1,047 has
been charged to Research and development expenses and share based compensation expense of
$12,614 and $24,234
has been charged to Selling, marketing and administrative expenses for the six months ended June 30, 2022 and 2021, respectively.

F-1
4

LUMIRADX LIMITED
UNAUDITED NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data)

14. PREFERRED SHARES

	PREFERRED SHARES	DIVIDENDS	TOTAL
Balance at January 1, 2020	$221,927	$26,713	$248,640
Issuance, net of related costs	162,401	—	162,401
Accretion of issuance costs	7,751	—	7,751
Dividends accrued	—	23,578	23,578
Fair value adjustment of convertible feature	9,351	—	9,351

Balance at December 31, 2020	401,430	50,291	451,721
Accretion of issuance costs	8,498	—	8,498
Dividends accrued	—	16,156	16,156
Converted to Share Premium from Merger	(409,928)	(66,447)	(476,375)

Balance at December 31, 2021	$—	$—	$—

Series A Preferred Shares
The outstanding Series A Preferred Shares have been treated as a compound instrument in accordance with IFRS 9 as the Company has a contractual obligation to deliver: i) cash upon maturity; and/or ii) a requirement to deliver A Ordinary shares upon conversion. The Series A Preferred Shares are convertible into A Ordinary shares at the option of the holder and mandatorily convertible into A Ordinary shares upon listing on a public market if at a price above the liquidation preference and accrued and unpaid dividends. Each Series A Preferred Share, including any accrued dividends, is convertible into one A Ordinary share.
In accordance with IFRS 9, the redemption feature qualifies as a liability at fair value with the residual proceeds allocated to conversion feature recorded within equity as Other reserves.
The Series A Preferred Shares accrue an 8% cumulative annual dividend until the earlier of (i) the date seven years from their issue (ii) the date the Preferred Shares are converted in accordance with their terms or (iii) the date the Company is liquidated. No dividends will be paid on the A Ordinary Shares for so long as the Preferred Shares are in issue.
The Series A Preferred Shares carry a preferential right to share in the proceeds of a liquidation of the Company, and will rank senior to the A Ordinary shares and the common shares of the Company on liquidation.
Each of the Series A Preferred Shares shall automatically convert to A Ordinary shares in connection with an IPO or sale of the Company, provided that the value of an A Ordinary share at that time is not less than the aggregate of the issue price of such Preferred Share and the dividend accrued on each such Preferred Share. Each Preferred Shareholder may convert their Preferred Shares to A Ordinary shares at any time.
In connection with the September 2021 Merger, all outstanding Series A Preferred Shares converted into A Ordinary shares on a one to one basis.
Series B Preferred Shares
The Series B Preferred Shares accrue an 8% cumulative annual dividend until the earlier of (i) the date seven years from their issue (ii) the date the Preferred Shares are converted in accordance with their terms or (iii) the date the Company is liquidated. No dividends will be paid on the A Ordinary Shares for so long as the Preferred Shares are in issue.
The Series B Preferred Shares carry a preferential right to share in the proceeds of a liquidation of the Company, and will rank senior to the A Ordinary
s
hares and the
c
ommon
s
hares of the Company and
pari passu
with the Series A Preferred Shares on liquidation.
Each of the Series B Preferred Shares shall automatically convert to
c
ommon
s
hares in connection with an IPO or sale of the Company at a share price not more than the fully diluted share capital divided by $4 billion and not less than the fully diluted share capital divided by $6.4 billion. Each Preferred Shareholder may convert their Preferred Shares to
c
ommon
s
hares at any time.

F-1
5

LUMIRADX LIMITED
UNAUDITED NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data)

The variable conversion feature constitutes an embedded derivative as the conversion feature is a component of the host instrument that would allow for the cash flows of the combined instrument to be changed according to the value of a financial variable. In accordance with IFRS 9, the Company has elected to record the entire instrument at fair value through profit or loss. The change in fair value in of $nil (2021: $48,956) has been charged to finance expenses.
In connection with the September 2021 Merger, the outstanding Series B Preferred Shares converted into
12,543,492
c
ommon
s
hares.
15. DEBT
This note provides information about the contractual terms of the Group’s interest-bearing loans and borrowings, which are measured at amortized cost.

				DECEMBER 31, 2021			JUNE 30, 2022
	CURRENCY	NOMINAL INTEREST RATE	YEAR OF MATURITY	FACE VALUE	CARRYING AMOUNT	FAIR VALUE	FACE VALUE	CARRYING AMOUNT	FAIR VALUE
Unsecured Loan	USD	2.00%	2024	$18,000	$14,242	$14,557	18,000	14,861	14,326
2022 Convertible Notes	USD	6.00%	2027	—	—	—	56,500	54,172	39,744
2021 Senior Secured Loans	USD	8.00%	2024	300,000	286,815	283,893	300,000	289,703	277,484
Equipment Financing Loans	EUR	1.70-2.60%	2022-2023	263	263	263	129	129	129

F-1
6

LUMIRADX LIMITED
UNAUDITED NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data)

Balance at December 31, 2020	286,972
Less: Debt due within one year	(147,238)

$139,734
Changes from financing cash flows
Proceeds from borrowings, net of issuance costs
2020 Senior Secured Loan	$34,125
Incremental term loan	39,000
2021 Senior Secured Loan	288,513
Equipment Financing Loans	192
Repayments of borrowings
2020 Senior Secured Loan	(100,000)
Incremental term loan	(40,000)
Equipment Financing Loans	(552)

Total changes from financing cash flows	221,278
Other changes
Reclassification of Unsecured Loan amounts to grant liability in accordance with IAS 20	(3,758)
Warrants
2021 Senior Secured Loan	(5,136)
Conversion to equity
Convertible Notes	(61,980)
2021 Convertible Notes	(125,652)
Loss on extinguishment of debt
2020 Senior Secured Loan	3,170
Incremental term loan	1,000
Change in fair value
2021 Convertible Notes	(52,267)
Amortization of debt issuance costs
2020 Senior Secured Loan	366
Convertible Notes	2,866
2021 Convertible Notes	31,075
2021 Senior Secured Loan	3,438
Foreign exchange impact
Equipment Financing Loans	(52)

Total other changes	(206,930)
Balance at December 31, 2021	301,320
Less: Debt due within one year	(191)

$301,129

Changes from financing cash flows
Proceeds from borrowings, net of issuance costs
2022 Convertible Notes	$54,010
Repayments of borrowings
Equipment Financing Loans	(119)

Total changes from financing cash flows	53,891
Other changes
Amortization of debt issuance costs
Gates Loan	619
2021 Convertible Notes	2,888
2022 Convertible Notes	162
Foreign exchange impact
Equipment Financing Loans	(15)

Total other changes	3,654
Balance at June 30, 2022	358,865
Less: Debt due within one year	(118)

$358,747

F-1
7

LUMIRADX LIMITED
UNAUDITED NOTES TO INTERIM CONSOLIDATED
FINANCIAL
STATEMENTS
(In thousands, except share and per share data)

16. LEASE LIABILITY

	AS OF DECEMBER 31, 2021	AS OF JUNE 30, 2022
Due in less than one year	$5,546	$6,590
Due between one and five years	25,151	25,886
Due in more than five years	16,301	9,849

Total	$46,998	$42,325

17. TRADE AND OTHER PAYABLES

	AS OF DECEMBER 31, 2021	AS OF JUNE 30, 2022
Trade payables	$59,718	$45,923
Accrued expenses and other liabilities	26,366	32,417
Accrued interest	6,239	6,171
Warranty provision	5,801	4,107
Deferred revenue	1,517	1,309

Total trade and other payables	$99,641	$89,927

18. OTHER LIABILITIES
Government and Other Grants
The Group has received grants from government and private entities. These include grants in respect of research and development activities, expansion of manufacturing capabilities and deployment of the Group’s products in certain geographical markets.
The Group has recorded $3,863 and $497 as a reduction in research and development expenses for the six months ended June 30, 2022 and 2021 respectively, to reflect the usage of grant funds and research and development expenditures. The Group had liabilities of $32,216 and $38,941 as of June 30, 2022, and December 31, 2021, respectively, for these unspent grant funds.
As of June 30, 2022, the Group had $24,299 (2021: $26,211) related to a grant for manufacturing equipment. The Group will recognize the grant over the useful life of the equipment. In the six months ended June 30, 2022, the Group reduced manufacturing expenses by $1,999 (2021: 2,771).
Instrument Financing Agreement
On April 27, 2022 the Company consummated the first closing of a private placement offering pursuant to which it received an initial investment of
$26.1
million in cash and entered into an Instrument Financing Agreement with the Investors and Pear Tree Partners, L.P. The terms of the Instrument Financing Agreement provide that the Investors may invest up to an aggregate maximum amount of $50
million in the Company, or such higher amount as agreed to by the Company and the Investors, in one or more closings, in order to fund the purchase of additional LumiraDx instruments, allowing the Company to further expand instrument placements. In consideration of such investment, the Company has agreed to pay to the Investors on a semi-annual basis and over a three-year period (subject to extension in certain events), a payment that is equal t
o 20%
of the total gross amount invoiced by the Group in respect of sales of test strips for use in such funded LumiraDx instruments which are allocated to the Invested Amount by the Company in accordance with the terms of the Instrument Financing Agreement.
If by the end of the applicable three-year term (the “Expiry Date”), the Investors have not received, in aggregate, Instrument Financing Payments equal to or in excess of two times the Invested Amount (the “Target Return”), the
Company
shall, at its sole discretion, either: (i) issue to the Investors an aggregate amount of the
Company’s
common shares equal in value to the difference between the Target Return and the total Instrument Financing Payments received by the Investors (the “Return Shortfall”), at a price per common share equal to the volume-weighted average price of the common shares for the
20
Nasdaq trading day period immediately following the applicable Expiry Date, but subject to a minimum price per common share o
f $
7.25
;
or (ii) pay to the Investors the applicable Return Shortfall in cash.

LUMIRADX LIMITED
UNAUDITED NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data)

In June 2022 the Company closed an addition
al $15.4
million investment with the Investors.
The ability to pay the
the Return Shortfall, if any,
in common shares constitutes an embedded derivative as it is a component of the host instrument that would allow for the cash flows of the combined instrument to be changed according to the value of a financial variable. In accordance with IFRS 9, the Company has elected to record the entire instrument at a fair value through profit or loss. The change in fair value o
f $1.6 million has been charged to finance expenses for the six months ended June 30, 2022.
19. COMMITMENTS
Capital Commitments
Capital expenditure contracted for at the end of the reporting period but not yet incurred is as follows:

	AS OF DECEMBER 31, 2021	AS OF JUNE 30, 2022
Capital	$15,641	$5,620
Inventory	43,573	9,871

Total	$59,214	$15,491

The capital commitments relate to contracts to purchase property, plant and equipment.
20. LEASES—GROUP AS LESSEE
The Group leases various offices and facilities. The lease terms are between
1-10
years.

Right-of-use assets
Net Carrying Amount
December 31, 2021	$27,746
June 30, 2022	24,103
Depreciation expense for the period ended
June 30, 2021	$2,342
June 30, 2022	2,792
During the six months ended June 30, 2022, additions to right of use assets amounted to $13,546.

	SIX MONTHS ENDED
AMOUNTS RECOGNIZED IN PROFIT AND LOSS	JUNE 30, 2021	JUNE 30, 2022
Depreciation expense of right-of-use-assets	$2,342	$2,792
Interest expense on lease liabilities	1,001	1,640

	$3,343	$4,432
At June 30, 2022 the Group is not committed to any material short-term leases.
Variable lease payment terms are deemed an insignificant portion of the overall liability on June 30, 2022.
The total cash outflows for leases in the
six
 months
ended
June 30, 2022, and 2021 amount to $2,976 and $2,258 respectively
21. EVENTS AFTER THE REPORTING PERIOD
Public Offering
In July 2022, the Company closed a registered public stock offering. The gross proceeds from the offering w ere $
75
million. In addition to the shares sold in the public offering, the Company also sold additional common shares to raise gross proceeds of
 $
25.0
million in a concurrent private placement to one of its existing investors, the Bill & Melinda Gates Foundation. The underwriters of the registered public offering had
a
30-day
option to purchase additional common shares at the public offering price and purchas ed $
7
million of shares in August 2022. In total, the Group received aggregate net proceeds of approxima tely $
100
million, after fees and commissions, from the registered public offering and the concurrent private placement.